Exhibit 99.1

SUNTECH COMMENCES PROCEEDING IN THE CAYMAN ISLANDS

WUXI, China, Nov. 6, 2013 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), one of the world’s largest solar companies, today announced it has filed an application for a provisional liquidation with the Grand Court of the Cayman Islands, the jurisdiction of its incorporation.

In the event the Grand Court grants the Company’s application, restructuring professionals selected by the Company would be appointed to work with the Company’s Board of Directors to continue progressing a restructuring of the Company. By commencing such proceeding in the Cayman Islands, the Company will have the benefit of protection and additional time to complete negotiations and conclude the restructuring in the best interests of all stakeholders. The Company will consider pursuing a Chapter 15 filing in the United States following the grant of the application in the Cayman Islands to obtain similar protections in the United States.

As previously announced, the Company has reached an understanding with its Creditor Working Group which includes implementing a recapitalization plan that contemplates a scheme of arrangement. The principal components of the restructuring scheme would include, among other things, the exchange of outstanding debt into the Company’s equity and the introduction of a new strategic investor that will provide necessary funding to complete the restructuring process.

The company will continue to work to progress the restructuring efforts in conjunction with the interests of all stakeholders and in cooperation with all parties.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability of the Company to obtain a provisional liquidation in the Cayman Islands and Chapter 15 in the United States, the ability to complete negotiations with the Creditor Working Group, the ability to complete a scheme of arrangement, and the ability to complete a restructuring. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich

Public Relations and Investor Relations

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com

SOURCE Suntech Power Holdings Co., Ltd.